Exhibit 99.1

FF301 Page 1 of 11 v 1.1.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 September 2025 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Hesai Group (a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 08 October 2025 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Class A Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 50,000,000 USD 0.0001 USD 5,000 Increase / decrease (-) USD Balance at close of the month 50,000,000 USD 0.0001 USD 5,000 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) Yes Stock code (if listed) 02525 Description Class B Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 900,000,000 USD 0.0001 USD 90,000 Increase / decrease (-) USD Balance at close of the month 900,000,000 USD 0.0001 USD 90,000 3. Class of shares WVR ordinary shares Type of shares Other type (specify in description) Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Representing 50,000,000 Shares of a par value of US$0.0001 each which can be re-designated by the Board in accordance with the Articles. Upon passing of the resolutions for amendment of the

FF301 Page 2 of 11 v 1.1.1 Memorandum and the Articles of the Company at the Post-Listing GM, the 50,000,000 authorized, unissued and un-designated Shares of the Company will be designated as Class B Ordinary Shares on a one-for-one basis, such that the authorized share capital of the Company upon passing of the resolutions at the Post-Listing GM will be US$100,000 divided into 950,000,000 Class B Ordinary Shares and 50,000,000 Class A Ordinary Shares of par value US$0.0001 each. Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 50,000,000 USD 0.0001 USD 5,000 Increase / decrease (-) USD Balance at close of the month 50,000,000 USD 0.0001 USD 5,000 Total authorised/registered share capital at the end of the month: USD 100,000 Remarks: The Class B Ordinary Shares of Hesai Group (the "Company") were newly listed on the Main Board of the Stock Exchange of Hong Kong Limited on 16 September 2025.Capitalized terms used herein shall have the same meanings as given to them in the prospectus of the Company dated 8 September 2025.

FF301 Page 3 of 11 v 1.1.1 II. Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Class A Ordinary Shares Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 26,998,861 0 26,998,861 Increase / decrease (-) Balance at close of the month 26,998,861 0 26,998,861 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) Yes Stock code (if listed) 02525 Description Class B Ordinary Shares Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 126,210,850 0 126,210,850 Increase / decrease (-) 2,932,500 Balance at close of the month 129,143,350 0 129,143,350 Remarks: The Class B Ordinary Shares of the Company were newly listed on the Main Board of the Stock Exchange of Hong Kong Limited on 16 September 2025 and the above opening balances refer to the relevant issued shares of the Company upon listing.

FF301 Page 4 of 11 v 1.1.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) Yes Stock code (if listed) 02525 Description Class B Ordinary Shares Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). Outstanding Options granted under the 2021 Plan 9,132,409 Others -399,991 Lapsed -16,460 8,715,958 0 0 8,715,958 15,010,089 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares B (AA1) Decrease in treasury shares: 0 WVR ordinary shares B (AA2) Total funds raised during the month from exercise of options: USD 850,875.03 Remarks: Others: -399,991 refers to 399,991 Options being exercised. The exercise of 399,991 Options was settled using the Class B Ordinary Shares already issued and registered in the name of the Depositary which are used to satisfy any future exercise or vesting of awards granted under the 2021 Plan. In addition, 16,460 Options lapsed during the month. No Option was granted under the 2021 Plan during the month. The 8,715,958 shares which may be issued or transferred out of the Depositary pursuant to the exercise of Options do not count towards the total number of shares which may be issued or transferred out of the Depositary pursuant to exercise and/or vesting of all Awards to be granted under the 2021 Plan and any other share incentive schemes of the Company as at the close of the month (i.e. 15,010,089).

FF301 Page 5 of 11 v 1.1.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 6 of 11 v 1.1.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 7 of 11 v 1.1.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) Yes Stock code (if listed) 02525 Description Class B Ordinary Shares Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). Outstanding RSUs granted under the 2021 Plan 0 0 389,651 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares B (DD1) Decrease in treasury shares: 0 WVR ordinary shares B (DD2) Remarks: As of August 31, 2025, the outstanding RSUs granted under the 2021 Plan entitled the holders to 439,651 Class B Ordinary Shares upon vesting. No RSU was granted under the 2021 Plan during the month. 50,000 RSUs vested during the month and were settled using the Class B Ordinary Shares already issued and registered in the name of the Depositary. No RSU lapsed during the month. The 389,651 shares which may be issued or transferred out of the Depositary pursuant to the vesting of RSUs do not count towards the total number of shares which may be issued or transferred out of the Depositary pursuant to exercise and/or vesting of all Awards to be granted under the 2021 Plan and any other share incentive schemes of the Company as at the close of the month (i.e. 15,010,089).

FF301 Page 8 of 11 v 1.1.1 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) Yes Stock code (if listed) 02525 Description Class B Ordinary Shares Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Issue and allotment of Class B Ordinary Shares on September 19, 2025 pursuant to the full exercise of the Over-allotment Option as disclosed in the announcement of the Company dated September 16, 2025 HKD 212.8 19 September 2025 2,932,500 0 0 Increase/ decrease (-) in issued shares (excluding treasury shares): 2,932,500 WVR ordinary shares B (EE1) Increase/ decrease (-) in treasury shares: 0 WVR ordinary shares B (EE2) Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): 2,932,500 WVR ordinary shares B Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 WVR ordinary shares B

FF301 Page 9 of 11 v 1.1.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.1.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Cailian Yang Title: Director and Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.1.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 5. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.